January 19, 2010	Melissa L. Mong 303-894-6131 mmong@pattonboggs.com
VIA EDGAR AND OVERNIGHT MAIL
Ms. Anne Nguyen Parker
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4628

Re:	Double Eagle Petroleum Co. Registration Statement on Form S-3 filed November 23, 2009 File Number 333-163292

Amendment No. 1 to Registration Statement on Form S-3 filed January 8, 2010 File Number 333-163292
Dear Ms. Parker:
     On behalf of Double Eagle Petroleum Co. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated December 18, 2009 concerning the Company’s Registration Statement on Form S-3 (the “Registration Statement” or the “Form S-3”) that was filed with the Commission on November 23, 2009 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses, except for the information in response to Comments 4 and 5, was provided to us by the Company.
Cover Page
1.	It appears that you are relying on General Instruction I.B.6 of Form S-3 in connection with this offering. In your next amendment, set forth on the outside front cover of the registration statement (i) the calculation of the aggregate market value of outstanding voting and non-voting common equity pursuant to General Instruction I.B.6 and (ii) the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period. Refer to Instruction 7 to Form S-3 General Instruction I.B.6.

Response: The Company has revised the cover page to the prospectus in accordance with Instruction 7 to Form S-3 General Instruction I.B.6 as requested.

2.	Please confirm to us whether the securities that may underlie the convertible debt securities, warrants, stock purchase contracts, and stock purchase units are also covered

Ms. Anne Nguyen Parker
January 19, 2010

by this registration statement. We note your references to “other securities” throughout the registration statement. Please revise the Calculation of the Registration Fee Table, cover page and legal opinion as needed.

Response: The Company confirms that the Registration Statement is intended to cover securities that may underlie the convertible debt securities, preferred stock, warrants, common stock purchase contracts and units. Please see the Calculation of the Registration Fee Table and cover page set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and Exhibit 5.1 attached thereto.
Description of Common Stock Purchase Contracts and Stock Purchase Units, page 19
3.	We note that the stock purchase contracts and stock purchase units may be composed of third-party securities. It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of those third-party securities will be effected in compliance with the registration requirements of the Securities Act.

Response: The Company has revised this section to reflect a more general unit offering that will not include any third-party securities. Please see “Description of Units” on page 19 of Amendment No. 1.
Exhibit 5.1
4.	The securities described in the first paragraph of the legality opinion do not correspond with the securities being registered under the registration statement. For example:
•	“(v) depositary shares representing shares of the Preferred Stock (the “Depositary Shares”)”. We note that depository shares are not being registered under this registration statement. We also note paragraph 5 on page 3, where counsel opines on Depository Shares;

•	“(vi) warrants to purchase any of the securities described in clauses (i) to (v) (collectively, the Warrants”)”. The Description of Warrants in the registration statement does not include preferred stock (referenced in clause (iv)) or depositary shares (referenced in clause (v)); and,

•	“(vii) the Corporation’s stock purchase contracts obligating holders to purchase Common Stock at a future date or dates (the “Stock Purchase Contracts”)”. The Description of Common Stock Purchase Contracts in the registration statement includes contracts relating to “other securities.”

•	“(vii) (stet) the Corporation’s stock purchase units (the “Stock Purchase Units”), consisting of Stock Purchase Contracts and either Debt Securities or debt securities

Ms. Anne Nguyen Parker
January 19, 2010

of third parties, including U.S. treasury securities.” The Description of Stock Purchase Units in the registration statement also includes warrants and “other securities” of third parties.
Please submit a revised legality opinion that accurately references the securities being offered under this registration statement.

Response: Attached as Exhibit 5.1 to Amendment No. 1 is a revised legal opinion accurately referencing the securities being offered under the Registration Statement.

5.	With respect to the debt securities, counsel must opine on the laws of the state governing the applicable indenture. We note that the form of senior debt indenture and the form of subordinated debt indenture filed as Exhibits 4.4 and 4.5, respectively, indicate that each such indenture will be governed by the laws of the State of New York.

Response: Attached as Exhibit 5.1 to Amendment No. 1 is a revised legal opinion that opines to the New York contract laws that are applicable to the senior debt securities and subordinated debt securities being registered in connection with the Registration Statement.
     If you have any further questions, do not hesitate to contact me at (303) 894-6131 or Alan Talesnick at (303) 894-6374. Thank you for your attention to this filing. We look forward to hearing from you shortly.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Melissa Mong
Melissa Mong

cc:	Double Eagle Petroleum Co. c/o Richard Dole, CEO and President